United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2018

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X Form 40-F ___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes No X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes No X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Table of Contents:

Press Release	3
Signature Page	4

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) # 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) # 33.300.019.766

EXTRACT OF THE MINUTES OF THE ORDINARY

BOARD OF DIRECTORS MEETING OF VALE S.A.

On September 27, 2018, at 9:30am, met, ordinarily, at Praia de Botafogo, 186, room 1901, in the city of Rio de Janeiro, State of Rio de Janeiro, Messrs. Gueitiro Matsuo Genso – Chairman, Fernando Jorge Buso Gomes – Vice-Chairman, Dan Conrado, Denise Pauli Pavarina, Eduardo Refinetti Guardia (by videoconference), Isabella Saboya de Albuquerque, Marcel Juviniano Barros, Ney Roberto Ottoni de Brito, Oscar Augusto de Camargo Filho, Raimundo Nonato Alves Amorim, Sandra Maria Guerra de Azevedo and Toshiya Asahi, and also Mr. Luiz Gustavo Gouvêa, as Corporate Governance Secretary of Vale S.A. (“Vale”), having unanimously resolved upon the following: “CONTRACTING OF THE INDEPENDENT EXTERNAL AUDITOR OF VALE 2019-2023 AND MANIFESTATION OF INDEPENDENCE – (…) considering the recommendation of the Fiscal Council, which included verification of the independence of the audit firm, the Board of Directors approved the choice of PricewaterhouseCoopers Auditores Independentes (PWC) to provide independent external audit services of Vale’s consolidated financial statements for the fiscal years from 2019 to 2023 (second quarter of 2019 to the first quarter of 2024)”. I certify that the above resolution was taken from the minutes recorded in the Book of Meetings of the Board of Directors of the company.

Rio de Janeiro, October 01st, 2018.

Luiz Gustavo Gouvêa

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: October 17, 2018		Director of Investor Relations